PE 5/2-/02

02033627

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: May 3, 2002

By: [signature]
William G. E. Jacobs

02-05-03 6k

Electrolux to acquire Diamant Boart International, world-leader in diamond tools

Electrolux has signed an agreement to acquire Diamant Boart International S.A., a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone market. The seller is Candover, a UK-based private equity company.

The purchase price is SEK 1,700m (EUR 185m) on a debt-free basis. The acquisition is scheduled to be effective as of June 30, 2002, and is subject to approvals from authorities.

In 2001, Diamant Boart had sales of SEK 2,500m (EUR 280m) and 2,000 employees worldwide. The company is headquartered in Brussels.

"Diamant Boart is an excellent fit to our own business, and this acquisition will make us the world's largest manufacturer of diamond tools for the construction and stone industries," says Bengt Andersson, Head of Electrolux Professional Outdoor Products. "Diamant Boart is an acknowledged technical leader in this industry and its position will be further strengthened under our ownership."

The acquisition is expected to increase the Group's operating income by approximately SEK 200m (EUR 22m) on an annual basis.

In 2001, Electrolux had sales of SEK 1,300m (EUR 145m) in the product areas of power cutters and diamand tools. This business is part of Electrolux Professional Outdoor Products, and the products are sold under the brands Dimas and Partner.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, Group sales were SEK 135.8 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The Electrolux Group includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Flymo, Eureka, and Husqvarna.

For more information and comments by Bengt Andersson, Head of Electrolux Professional Outdoor Products, Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)

MAILING ADDRESS
SE-105 45
STOCKHOLM
SWEDEN

TELEPHONE
+46 8 738 60 00

TELEFAX
+46 8 738 74 61

PRESS HOTLINE
+46 8 657 65 07

WEB SITE
www.electrolux.com